 1-A POS LIVE 0001677159 XXXXXXXX 024-10622 false false false Bofat Investment Inc DE 2016 0001677159 3510 81-2620974 2 0 6740 GREENBRIAR CURVE SHAKOPEE MN 55379 7604436744 Andy Altahawi Other 1500.00 0.00 0.00 0.00 1500.00 0.00 0.00 0.00 0.00 1500.00 0.00 0.00 0.00 0.00 0.00 0.00 IndigoSpair CPA Group Common 15000000 n/a n/a na 0 na na na 0 0 na true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 2500000 15000000 2.0000 5000000.00 0.00 0.00 0.00 5000000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false Bofat Investments Inc Common 15000000 0 31500 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.